Exhibit 99.1

HUB Security Formalizes Collaboration with Blackswan Technologies to Lead the Rapidly Growing Secured Data Fabric (SDF) Multi-Billion Dollar Market

HUB and Blackswan Technologies Elevate Partnership to Penetrate Major Financial Institutions and Grant HUB the Option to Purchase BST. The Current Phase of the Collaboration Focuses on a Group of Banks in Western Europe, with a Deal Valued at Approximately €20 Million.

TEL AVIV, Israel, Aug. 22, 2024 (GLOBE NEWSWIRE) -- via IBN – HUB Cyber Security Ltd. (NASDAQ: HUBC), a developer of cybersecurity and advanced data fabric solutions (“HUB Security” or the “Company”), is pleased to announce the formalization of the terms of its collaboration with Blackswan Technologies (“BST”), a U.S. enterprise-AI vendor. This milestone follows previous announcements made on November 6, 2023, December 1, 2023 and February 8, 2024 regarding the Company’s collaboration with BST.

Following a successful phase of collaboration, HUB Security and BST are advancing their partnership to co-develop and showcase innovative SDF solutions. As part of the agreement between the parties, HUB Security has the exclusive option to acquire BST by August 22, 2025, subject to adjustment and further terms and conditions that would be set forth in a definitive agreement.

The SDF solution integrates BST’s unique data fabric architecture with the Company’s security systems, significantly enhancing overall security capabilities. This integration is designed to reduce the cost of data management and security for large financial institutions and government entities by over 30%, thanks to the elimination of costly ETL and unnecessary data-lake expenses.

Noah Hershcoviz, CEO of HUB, commented, “We are thrilled to formalize our collaboration with Blackswan Technologies, setting the stage to lead the burgeoning Secured Data Fabric (SDF) market. We anticipate that this partnership will help drive innovation in major financial institutions and we are already collaborating on a €20 million deal in Western Europe. Integrating BST’s advanced data fabric with our security systems is expected to not only enhance our capabilities but also cut data management costs by over 30% for our clients.”

Raanan Grobman, Board Member at BST, commented, “We are excited to deepen our partnership with HUB Security, marking a pivotal moment in our efforts to lead the rapidly expanding Secured Data Fabric (SDF) market. Our current collaboration on a €20 million deal with Western European banks highlights our commitment to delivering cutting-edge data solutions. By integrating our advanced data fabric architecture with HUB Security’s robust security systems, we are poised to enhance efficiencies and drive significant cost savings for major financial institutions and government agencies.”

For further information or inquiries, please contact:

info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide rang of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction and the financial condition, results of operations, earnings outlook, and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 16, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

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